Exhibit 4.21

STANDSTILL AND OPTION AGREEMENT

This Agreement is made and entered into between Perlegen Sciences Inc., having its principal office at 309 University Dr., Menlo Park CA, USA (hereinafter “Grantor”), and Genetic Technologies Limited ACN 009 212 328, having its principal office at 60-66 Hanover Street, Fitzroy, Victoria, Australia 3065 (hereinafter “Grantee”).

1.       Grant of Option.  In consideration of the payment of the Option Fee by the Grantee to the Grantor, the receipt of which the Grantor acknowledges, the Grantor grants the Grantee an exclusive right during the Option Term to conduct due diligence investigations on the Brevagen Assets and seek to agree formal documents to purchase the Brevagen Assets from the Grantor in accordance with this Option Agreement.

2.       Definitions.

a.       The Option Fee means that amount which the Grantor and the Grantee agree shall be paid for the Option.   The Option Fee shall be Nine Thousand One Hundred (USD 9,100) United States Dollars.  The Grantee shall pay the Option Fee within 14 days of execution of this Agreement.

b.      The Brevagen Assets means all the Grantor’s business assets which include: the 7 SNP Validated Assay for Breast Cancer “BrevaGen” (and all BrevaGen related materials including technical/validation, background/marketing materials, intellectual property/licenses/know-how (including all BrevaGen related patent filings (Genomic Analysis/Method filings and Breast Cancer filings)), and customer research/lists required to manufacture, develop, create, transfer, perform, distribute or sell the Brevagen test) , CLIA Accreditation, Equipment including MASSArray machine, and The BrevaGen Sales and marketing materials.

c.       Option means the Grantee’s exclusive right during the Option Term to conduct due diligence investigations on the Brevagen Assets and seek to agree formal documents to purchase the Brevagen Assets in accordance with the terms of this Option Agreement.

d.       The Option Term means the period of four (4) months from the date of execution of this Agreement.

3.       Exercise of the Option.  The Grantee may exercise the Option at any time prior to expiration of the Option Term by giving written notice that it wishes to acquire the Brevagen Assets.  The notice must be signed by the Grantee and delivered to the Grantor at its address stated above on or before the expiration of the Option Term.

4.       Confidentiality.   Pursuant to the Confidentiality Agreement signed by the parties on or about 11 November 2009, the parties agree to maintain proprietary information revealed pursuant to the Option Agreement in confidence (other than as required by the ASX Listing Rules), to disclose them only to persons within their respective companies or professional advisers with a need to know, and to furnish assurances to the other party that such persons understand this duty of confidentiality.

5.       Conditions to Purchase.   During the Option Term:

a)      The Grantor must:

i.      promptly provide all due diligence materials reasonably requested by Grantee;

ii.     ensure that, in providing due diligence material and all reasonable assistance to the Grantee, the material supplied by the Grantor is a bona fide reflection of the state of the business and the Brevagen Assets;

iii.    maintain the Brevagen Assets in good standing;

iv.    seek and receive shareholder/stakeholder approval (if required) to sell the Brevagen Assets; and

v.     use reasonable endeavours to prevent any event which may have a material adverse effect on the value or viability of the Brevagen Assets.

b)      The Grantee must:

i.      complete all technical, market, commercial, management, financial, tax, legal and IP due diligence to the sole satisfaction of the Grantee;

ii.     raise sufficient capital for it to to fund the transaction and the proposed BrevaGen product re-launch; and

iii.    receive any and all necessary shareholder, regulatory or third party approvals for the proposed transaction.

6.       Option Term.  The Grantor will not during the Option Term, directly or indirectly, through any of its employees or any adviser or representative retained by them canvass or solicit or encourage (including, but not limited to, by way of providing any information or entering into any form of agreement, arrangement or understanding) to initiate or continue with any enquiries or proposals from any third parties regarding any sale of part or all of the Brevagen Assets or similar transaction in relation to the Brevagen Assets.

7.       Transaction Structure and Terms of Sale of the Brevagen Assets.  It is agreed that the proposed transaction for the sale and purchase of the Brevagen Assets will reflect that, subject to any valid set-off, agreed between the parties, as a result of the Grantee’s due diligence, the Brevagen Assets have a maximum value of USD1,600,000 (which shall be made up of USD1,100,000 for the 7 SNP Validated Assay, the MASSArray Equipment, The Sales and Marketing Materials and either: a  USD500,000 fee or 4% royalty on BrevaGen sales at Grantee’s option). In addition, the parties may wish to negotiate the sale of Perlegen’s remaining patent portfolio for up to an additional USD1,000,000.

8.       Formal Documents. The parties intend to seek to agree the terms and conditions of a binding sale agreement in relation to the Brevagen Assets and such other agreements as the parties may agree (“Formal Documents”) with a view to executing them as soon as practicable and in any event on exercise of the Option.  However, there is no binding obligation for the parties to enter into the Formal Documents and there is no binding agreement until the parties execute the Formal Documents.  The Formal Documents will (if entered into), in addition to reflecting the basic commercial terms of this agreement include other provisions ordinarily included in such documents.

9.       Expiry of Option.  If the Grantee fails to exercise the Option before the expiration of the Option Term this Option Agreement shall terminate and the Grantor may retain the Option Fee and shall have no further obligation to the Grantee. If the parties meet the Conditions to Purchase and an Asset Sale Agreement is secured, the Option Fee shall be rebatable against the Purchase Price.

10.     Assignment.  This Option Agreement shall bind and benefit the parties’ successors and assigns.  Neither party may assign rights under this Option Agreement without the prior written consent of the other party.

11.     Entire Agreement; Amendment.  This Option Agreement contains the entire agreement of the parties with respect to the transaction described herein, and no prior or simultaneous oral or other written representations or promises shall be a part of this Agreement or otherwise effective.  This Option Agreement may not be amended or released, in whole or in part, except by a document signed by both parties.

12.     Warranty.   Grantor represents and warrants that the Grantor has clear title to, and is free to sell the Brevagen Assets.  In addition, the Grantor represents and warrants that the due diligence material supplied by the Grantee is a bona fide reflection of the state of the business and the Brevagen Assets.

13.     Law. This Option Agreement shall be interpreted in accordance with the laws of Colorado.

To evidence their agreement to the foregoing terms and conditions, the Grantor and the Grantee have executed this Option Agreement below:

Execution Date:      December 2009

SIGNED for and on behalf of Perlegen Sciences Inc. by its duly authorised representatives:		SIGNED for and on behalf of Genetic Technologies Limited by its duly authorised representatives:

Name:		Name:	Dr Paul MacLeman

Title:		Title:	Chief Executive Officer

Date:	December 2009	Date:	December 2009